UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Annual General Meeting

On June 28, 2022, Achilles Therapeutics plc (“Achilles” or the “Company”) held its 2022 Annual General Meeting (the “Annual General Meeting”), and all resolutions were passed as proposed. At the Annual General Meeting, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders on May 26, 2022 were duly proposed and passed on a poll.

The matters presented for a vote and the related results are as follows:

Ordinary Resolutions	For	Against	Abstain
To re-elect Edwin Moses as a Director of the Company.	16,889,373	7,954	11,097,631
To re-elect Iraj Ali as a Director of the Company.	16,888,411	9,554	11,096,993
To re-elect Carsten Boess as a Director of the Company.	16,891,785	7,854	11,095,319
To re-elect Bernhard Ehmer as a Director of the Company.	16,888,575	8,752	11,097,631
To re-elect Michael Giordano as a Director of the Company.	16,891,783	7,854	11,095,321
To re-elect Julie O’Neill as a Director of the Company.	16,888,501	8,824	11,097,633
To re-appoint KPMG LLP as UK statutory auditors of the Company, to hold office until the conclusion of the next Annual General Meeting.	16,891,044	8,975	11,094,939
To authorize the Company’s Audit Committee to determine the Company’s auditors’ remuneration for the fiscal year ending December 31, 2022.	16,894,550	8,400	11,092,008
To receive the UK statutory annual accounts and report for the fiscal year ended 31 December 2021 and to note that the Directors do not recommend the payment of any dividend for the year ended December 31, 2021.	16,894,329	7,715	11,092,914
To approve the Directors’ Remuneration Policy.	11,761,535	5,138,861	11,094,562
To receive and approve, on a non-binding, advisory basis, the Company’s UK statutory Directors’ Remuneration Report for the year ended December 31, 2021.	14,964,368	1,937,534	11,093,056

The full text of each resolution passed at the Annual General Meeting is set out in the Notice of Annual General Meeting sent to shareholders on May 26, 2022 and furnished as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission on May 26, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: June 28, 2022	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer